     ALMADEN MINERALS LTD MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2010

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) and has been prepared based on information known to management as of March 24, 2011. This MD&A is intended to help the reader understand the condensed consolidated audited financial statements of Almaden.

In May 2010, the applicable provincial securities commissions granted the Company exemptive relief to adopt International Financial Reporting Standards (“IFRS”) with an adoption date of January 1, 2010 and a transition date of January 1, 2009. This MD&A should be read in conjunction with the consolidated financial statements for the year ended December 31, 2010 and supporting notes. These consolidated financial statements have been prepared using accounting policies consistent with IFRS. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) to IFRS is set out in Note 19 to these consolidated financial statements.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ALMADEN MINERALS LTD.	Page 1 of 39
Management’s Discussion & Analysis

The following forward looking statements have been made in this MD&A:

  The Company discusses the potential to upgrade mineral exploration projects by way of early stage exploration;
  The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
  Drill programs are planned for the Tuligtic, Willow, and El Cobre properties;
  The Company expects exploration work to be carried out by an optionee on the Caballo Blanco, Caldera, Nicoamen and Merit properties;
  The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
  The Company discusses the future trends in the metal prices; and
  The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.SEDAR.com, on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov, and/or on the Company’s website at http://www.almadenminerals.com.

ALMADEN MINERALS LTD.	Page 2 of 39
Management’s Discussion & Analysis

HIGHLIGHTS

The management team at Almaden is encouraged by the recent results of Almaden’s exploration efforts and the following are the highlights of those results from 2010 and to the date of this MD&A:

Mexico projects:
o	Ixtaca (part of the Tuligtic property) – Since the discovery hole announced in August 2010, the Company completed a total of 14 holes in 2010, all of which intersected mineralization.
o	El Cobre permits were acquired for a drilling program to be conducted in 2011.
o	Caballo Blanco – Optionee Goldgroup Mining commenced a drilling program.
o	Caldera – Optionee Windstorm conducted preliminary work for a 2011 drilling program which commenced in February 2011.
o	Others – Golden Minerals conducted an exploration drilling program at Matehuapil.
Nevada projects:
o	Willow – in 2010, the Company acquired permits to drill.
o	BP – This project was identified and staked in 2010. Preliminary work was done in 2010 and further surface work is planned for 2011 to define targets for drilling.
Canadian projects:
o	Elk – in 2010, the Company commissioned a NI 43-101 compliant Preliminary Economic Assessment (“PEA”) and resource update on the open pit potential of this road assessable project. The PEA completed in January 2011.
o	Merit – target definition work was completed by Sunburst in 2010.
o	Nicoamen – target definition work was completed by Fairmont in 2010.

OUTLOOK

Almaden has sufficient cash on hand to conduct its next three years of exploration and development plans. Almaden has set significant milestones for 2011 as part of the Company’s $3 million global exploration program which includes the following:

Mexico projects:
o	Ixtaca – 20,000 meters of exploration drilling, preliminary mineralogic and metallurgical studies.
o	El Cobre – 5,000-meter exploration drill program to test this large porphyry copper-gold system in partnership with Goldgroup Mining.
o	Caballo Blanco – Goldcorp Mining has announced the start of a 30,000-meter exploration drilling program.
o	Caldera – an initial 3,000 meters of drilling commenced in February 2011.
o	Others – advancing a regional pipeline of projects along trends identified from the Company’s extensive past exploration programs.
Nevada projects:
o	Willow – a first stage drill program is planned to test both a high sulphidation epithermal gold target and a porphyry copper-gold target.
o	Paradise East – further target definition work for a possible drill program.
o	BP – geophysical and geochemical exploration program in 2011 to define targets for drilling.
Canadian projects:
o	Elk – Complete the sale to a public company.
o	Merit – drilling is expected.
o	Nicoamen – drilling is expected.

ALMADEN MINERALS LTD.	Page 3 of 39
Management’s Discussion & Analysis

TABLE OF CONTENTS

1. Background	6

2. Overview	6
2(a) Company Mission and Focus	6
2(b) Qualified Person	6
2(c) Description of Metal Markets	6
2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”	7

3. Mineral Properties	9
3(a) Ixtaca (Tuligtic) – Mexico	9
Location and ownership	9
Recent Updates	10
Upcoming / Outlook	10
3(b) Caballo Blanco / El Cobre – Mexico	10
Location and ownership	10
Recent Updates	11
Upcoming / Outlook	11
3(c) Elk – B.C., Canada	11
Location and ownership	11
Recent Updates	11
Asset Sale Agreement with Beanstalk Capital Inc	12
3(d) ATW – NWT, Canada	12
Location and ownership	12
Recent Updates / Outlook	13
3(e) Willow – Nevada, USA	13
Location and ownership	13
Recent Updates / Outlook	13
3(f) Other properties	13
(i) Caldera – Mexico	13
(ii) San Carlos – Mexico	14
(iii) Nicoamen River – B.C., Canada	14
(iv) Merit – B.C., Canada	14
(v) BP – Nevada, USA	14
(vi) Paradise East – Nevada, USA	14
(vii) Tarsis – Mexico, Yukon (Canada)	15
(viii) Viky – Mexico	15
(ix) Yago – Mexico	15
(x) Bufa – Mexico	15
(xi) Matehuapil and Santa Isabela – Mexico	16
(xii) Realito – Mexico	16
(xiii) Tropico – Mexico	16

4. Risks and Uncertainties	16

5. Impairment of Long-lived Assets	18

6. Material Financial and Operations Information	19
6(a) Selected Annual Financial Information	19
6(b) Summary of Quarterly Results	19
6(c) Review of Operations and Financial Results	20
6(d) Liquidity and Capital Resources	21
6(e) Disclosure of Outstanding Share Data	23
6(f) Environmental provisions	24
6(g) Potential environmental contingency	25
6(h) Off-Balance Sheet Arrangements	25
6(i) Contractual Commitments	25
6(j) Proposed Transactions	25

ALMADEN MINERALS LTD.	Page 4 of 39
Management’s Discussion & Analysis

6(k) Transactions with Related Parties	26
6(l) Financial Instruments	28
6(m) Management of capital risk	29
7. Subsequent Events	30
8. Significant accounting judgments and estimates	30
9. Changes in accounting policies including initial adoption	31
10. Future Accounting Pronouncements	37
11. Disclosure Controls and Procedures	38
12. Internal Controls over financial reporting	38
13. Information on the Board of Directors and Management	33

ALMADEN MINERALS LTD.	Page 5 of 39
Management’s Discussion & Analysis

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation. The Company’s common stock is quoted on the NYSE AMEX under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

2. Overview

2(a) Company Mission and Focus

Almaden is focused on exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

The Company has assembled mineral exploration projects, including Ixtaca (Tuligtic), through its grass roots exploration efforts. While the properties are largely at early stages of development, they provide opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Matehuapil, Nicoamen River and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means, the Company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the Company were to have developed these projects without a partner. The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca zone.

2(b) Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the President, Chief Executive Officer and a Director of Almaden, has reviewed and approved the technical contents in this MD&A.

2(c) Description of Metal Markets

Many commodity prices have risen in the current economic climate and base and precious metal prices are no exception. For base metals, this appears to be related to demand from large developing nations that are stockpiling metals, securing long term contracts for concentrates and buying up properties and companies with undeveloped deposits. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices. With regard to gold and silver, there is also uncertainty about inflation, deflation and currency exchange rates due to economic conditions around the world and how these might affect both costs, profits and personal savings. These factors require frequent review of plans and budgets against a backdrop of fewer good new exploration and development projects combined with the long term shortage of skilled exploration personnel.

ALMADEN MINERALS LTD.	Page 6 of 39
Management’s Discussion & Analysis

Merger and acquisition activity in large organizations appears to have slowed, at least in part because there are fewer large companies left and fewer that are vulnerable to takeover. This activity is expected to move down to intermediate and smaller companies with attractive assets. This creates difficulties in valuations for assets in relation to often depressed stock market prices.

In recent times, larger companies divested of non-core assets to reduce their debt burden and juniors that were well financed and seeking to acquire advanced properties acquired many of these rather than conduct grassroots exploration. As a result, there have been fewer such properties available at times when there has been an appetite to finance such properties. The result is a dearth of grassroots exploration and a severe lack of new projects entering the exploration pipeline.

The uncertain times have lead to a need by some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to mining than many other industries and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed. In Canada, they are also lobbying for legislation that would authorize the federal government to investigate alleged bad behavior by mining companies in other countries. Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive. Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs. As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is located.

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. While there is a current interest by the investment community in high potential gold projects, this also seems a good time for assembly of promising base metal projects in anticipation of increasing demand and prices.

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

ALMADEN MINERALS LTD.	Page 7 of 39
Management’s Discussion & Analysis

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Almaden Minerals Ltd. uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

ALMADEN MINERALS LTD.	Page 8 of 39
Management’s Discussion & Analysis

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company. Additional information can be obtained from Almaden’s website (http://www.almadenminerals.com).

3(a) Ixtaca (Tuligtic) – Mexico

100% owned

Location and ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold. The Tuligtic property, located in Puebla State, Mexico, was acquired by staking in 2002 following prospecting work carried out by the company in the area. Since that time Almaden has optioned the property to three separate partners, all of whom have relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The property is now 100% owned by Almaden. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico. Almaden has several other projects staked along this trend.

ALMADEN MINERALS LTD.	Page 9 of 39
Management’s Discussion & Analysis

Recent Updates

During 2009, an optionee funded a program of geological mapping and diamond drilling on the porphyry copper gold target. Copper, gold and molybdenum mineralization was intersected in most holes confirming the geological model. In February 2010, that party terminated its option on the property.

The Company started a three-hole drill program in late June 2010 to test the separate epithermal precious metal prospect on the property. This area lies roughly two kilometers southwest of the previously drilled porphyry zone. This program was completed in early August 2010 after which it was suspended until all results were received.

After making the discovery at the Ixtaca zone in August 2010, the Company immediately implemented an aggressive drill program and completed a total of 14 holes in 2010, all of which intersected mineralization. The Ixtaca gold-silver epithermal vein system has now been traced over 300 meters along strike.

Highlights of the drilling to date include high grade intersections of 4.10 m of 26 g/t Au, 936 g/t Ag (hole TU-10-1), 3.17 m of 10.5 g/t Au, 586 g/t Ag (hole TU-10-12) and 1.77 m of 49 g/t Au, 1392 g/t Ag (hole TU-10-11) as well as broad intersections such as 136.92 m of 1.5 g/t Au, 36 g/t Ag (hole TU-10-10), 45.01 m of 2.4 g/t Au, 157 g/t Ag (hole TU-10-12), 203.65 m of 1.0 g/t Au, 44 g/t Ag (Hole TU-10-11) and 126.22 m of 0.9 g/t Au, 62 g/t Ag (Hole TU-10-6). True widths cannot be calculated with confidence at this time.

During the year ended December 31, 2010, the Company incurred $1,326,038 of exploration costs, primarily drilling, and $219,989 on staking more claims in the area.

Upcoming / Outlook

The goal for 2011 at Almaden is to outline the potential of the Ixtaca Zone through a minimum $2 million drill program. Drilling in 2011 is designed to explore the size potential of the Ixtaca zone. Drilling is also planned on other targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone. This program will be funded and managed by the Company.

3(b) Caballo Blanco / El Cobre – Mexico

Caballo Blanco – 100% owned (Goldgroup Mining has option to earn 70%); El Cobre – JV 60% Almaden / 40% Goldgroup Mining

Location and ownership

During 2007, Almaden re-acquired a 100% interest in the property subject to a sliding scale net smelter royalty (“NSR”). The Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”) whereby CGH could acquire a 70% interest in the property by issuing 1 million shares of CGH to Almaden (received) and making a US$500,000 payment (received), spending US$12.0 million on exploration and funding all costs required for the completion of a bankable feasibility study.

In February 2010, the Company agreed to terms with NGEx Resources Inc. (“NGEx”; formerly Canadian Gold Hunter Corp.) and Goldgroup Resources Inc. (“Goldgroup”). NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx’s (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden. Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named “El Cobre” project, to be owned 60% by Almaden and 40% by Goldgroup. This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup’s portion of both the El Cobre and Caballo Blanco projects. Both Almaden and Goldgroup will hold a working interest in the El Cobre Project and Almaden will be the operator of exploration programs.

ALMADEN MINERALS LTD.	Page 10 of 39
Management’s Discussion & Analysis

Recent Updates

In a December 1, 2010 news release, Goldgroup reported that its current 30,000 metre multi-drill program was being carried out by two diamond drills and one reverse circulation drill. The program is designed, in part, to expand and upgrade the current estimated mineral resource at the La Paila anomaly (contained in the technical report dated March 22, 2010) and in part to test other highly prospective areas for mineralization, including other targets at the Northern Zone, Red Valley and Highway zones. Goldgroup also reported that additional drill results from this drill program would be forthcoming.

During the year ended December 31, 2010, the Company incurred $184,978 of costs, primarily on the El Cobre property.

Upcoming / Outlook

Almaden Minerals Ltd. will continue with its 5,000-meter exploration drill program at El Cobre and Goldgroup Mining will continue with its 30,000-meter exploration drill program at the Caballo Blanco project. Results are expected in 2011.

3(c) Elk – B.C., Canada

100% owned; Asset Sale Agreement with Beanstalk Capital Inc. for 100% interest

Location and ownership

The Company acquired a 100% interest in the Elk gold deposit in southern British Columbia by staking.

Recent Updates

The Company processed ore from the Siwash Vein in the mid-1990’s on a bulk sampling basis. A

National Instrument 43-101 resource report has been completed for the property. On January 24, 2011, the Company reported the results of a positive Preliminary Economic Assessment (“PEA”) of the open pit potential of the Elk gold project, demonstrating the potential that a viable project could be launched.

ALMADEN MINERALS LTD.	Page 11 of 39
Management’s Discussion & Analysis

On February 8, 2011, the Company reported results from the remaining unreported holes drilled in 2010. During the year ended December 31, 2010, $2,514,617 was spent on camp construction, drilling and further evaluation of the property.

Asset Sale Agreement with Beanstalk Capital Inc.

The Company announced on February 16, 2011 that it entered into an Asset Sale Agreement under which Beanstalk Capital Inc. (“Beanstalk”; TSX-V:BEG.P) will acquire 100% of the Elk gold deposit. Almaden will retain a 2% NSR in the Elk project.

Under the terms of the Agreement, Almaden will receive 37 million common shares of Beanstalk. Closing of the transaction is expected in the second quarter 2011 and remains subject to applicable regulatory approvals, including approval of the TSX. As part of the transaction, Beanstalk will complete a private placement to close concurrently with the transaction of up to 10,000,000 units (each a “Unit”) at a purchase price of $0.50 per Unit (each Unit consisting of one common share and one whole warrant (“Warrant”) exercisable at $0.75 for three years from the Closing) and up to 3,850,000 common shares in the capital of Beanstalk issued on a flow-through basis (each a “Flow-Through Share”) pursuant to the Income Tax Act (Canada) at a purchase price of $0.65 per Flow-Through Share for aggregate gross proceeds of up to $7,502,500, or in such other amounts and on such other terms as may be determined by Beanstalk.

3(d) ATW – NWT, Canada

65.5% through ownership of shares in ATW Resources Ltd.

Location and ownership

The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond exploration projects: The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd’s DO-27 Kimberlite lies 20 kilometres to the northeast.

ALMADEN MINERALS LTD.	Page 12 of 39
Management’s Discussion & Analysis

The Company has a 65.5% joint venture (“JV”) interest in ATW with ATW Resources Ltd. The JV is operated by Almaden and all parties have a working interest.

Recent Updates / Outlook

A review of previous geophysical anomalies was completed which selected drilling targets. A diamond drill program in March 2009 tested nine targets, none of which were kimberlite. Several claims were surveyed and brought to lease and a further bathymetric survey carried out. A short drill program was conducted during the period at a cost of $215,802. No kimberlite bodies were detected.

The 2011 JV exploration program at ATW is designed to find the source area of an indicator mineral train which the Company interprets to represent the debris from a kimberlite. The Company hopes the results of the program will help define the source area for future drilling. (See Almaden’s press release on February 14, 2011.)

3(e) Willow – Nevada, USA

100% owned

Location and ownership

The Willow property was acquired by staking in 2007 and is 100% owned by the Company.

Recent Updates / Outlook

At the end of 2008, compilation of data was underway and a large anomalous IP feature coincident with gold in soil and promising alteration had been located. The Company completed further geological analysis to select drill targets. The Company applied for and has received drill permits in the third quarter of 2010. During the year ended December 31, 2010, the Company incurred $36,729 in exploration costs and maintaining the property. An agreement was negotiated with a junior exploration company which then failed to complete the deal due to their inability to finance. The Company now plans a first stage drill program to test both a high sulphidation epithermal gold target and a porphyry copper-gold target in 2011.

3(f) Other properties

(i) Caldera – Mexico

100% owned; Windstorm Resources Inc. has option to earn 60%

The Company acquired a 100% interest in the Caldera property by staking. This gold project located in Puebla State, Mexico, 10 km from Almaden’s Ixtaca zone on its Tuligtic property, was discovered by the Company in 2007 during a regional exploration program and expanded in 2008. Further geological mapping and sampling were carried out in March and April 2009 with encouraging results. A drill program was being considered for this property and is fully permitted, but it was decided to option this property to Windstorm Resources Inc. ("Windstorm"). To earn a 60% interest in the property, Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years. During the year ended December 31, 2010, the Company incurred $24,826 in costs, primarily on maintaining the property.

Windstorm commenced a minimum 3,000-meter core drilling program on Caldera on February 17, 2011.

ALMADEN MINERALS LTD.	Page 13 of 39
Management’s Discussion & Analysis

(ii) San Carlos – Mexico 100% owned

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR. During 2007, the Company purchased the NSR for US$20,000 and issued 25,000 share purchase warrants for a term of three years exercisable at a price of $3.00 per share. During the year ended December 31, 2010, these warrants expired unexercised.

Reconnaisance geological mapping and sampling undertaken in early 2009 produced further encouragement. A news release describing the results is available at www.sedar.com. A drill program was completed on the property in the quarter ended June 30, 2010. Copper gold mineralization was intersected but not in economic quantities. During the year ended December 31, 2010, the Company incurred $254,181 of exploration costs including $139,450 on drilling and $51,942 in claim maintenance costs, all of which were written off to operations.

(iii) Nicoamen River – B.C., Canada

100% owned; Fairmont Resources Inc. option to earn 60%

The Company acquired a 100% interest in the Nicoamen River property by staking. During the year ended December 31, 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”). To earn a 60% interest in the Nicoamen River property, Fairmont must incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange. Fairmont completed geological and geophysical (IP) surveys. Target definition work was completed by Fairmont in 2010 and drilling is expected in 2011.

(iv) Merit – B.C., Canada

100% owned; Sunburst Explorations Inc. option to earn 60%

The Company acquired a 100% interest in the Merit property by staking. During the period, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”). To earn a 60% interest in the Merit property, Sunburst must incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange. Target definition work was completed by Sunburst in 2010 and drilling is expected in 2011. Sunburst is currently applying for a TSX Venture Exchange listing.

(v) BP – Nevada, USA 100% owned

A helicopter supported reconnaissance program for Carlin type deposits was carried out in Nevada and a new, untested, jasperoid zone was identified and acquired by staking the BP claim block in 2010. It covers an area of hydrothermal alteration, including extensive jasperoid development and clay alteration in shale units. Preliminary sampling on this new property has found anomalous values in precious metals and pathfinder elements. During the year ended December 31, 2010, the Company incurred $110,047 in staking costs and $43,346 of exploration costs. The Company plans a geophysical and geochemical exploration program in 2011 to define targets for drilling.

(vi) Paradise East – Nevada, USA

100% owned

The Company plans further target definition work for a possible drill program in 2011.

ALMADEN MINERALS LTD.	Page 14 of 39
Management’s Discussion & Analysis

(vii) Tarsis – Mexico, Yukon (Canada)

16.7% through ownership of shares in Tarsis Resources Ltd.

The Company owns 4,100,000 common shares of Tarsis Resources Ltd. (“Tarsis”), representing 16.7% of the issued and outstanding shares of Tarsis. Some of the shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange. The shares were acquired during 2007 pursuant to the terms of an agreement under which Tarsis acquired the MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim, Meister River, and Erika properties. In addition, a 2% net smelter return royalty is payable to the Company with regard to minerals produced, saved and sold from the properties. An additional 500,000 common shares of Tarsis were issued in 2008 when Tarsis entered into an option agreement with an arm’s length third party whereby that party agreed to expend a minimum of $500,000 to earn its interest and has incurred expenditures of $200,000 within 24 months of the closing date of the agreement. Tarsis optioned the Tim claims to a third party and the spending required to trigger the share issuance was completed. Also, during the second quarter of 2008, the Company sold the Prospector Mountain copper silver gold prospect to Tarsis for $30,000, 100,000 common shares and a 2% net smelter royalty.

(viii) Viky – Mexico 100% owned

During 2008, Apex Silver Mines Limited (“Apex”) spent US$772,527 on the property, including drilling, prior to relinquishing its option. The Company has reviewed the Apex work and considers the main target on the property remains untested. An induced polarization geophysical survey was completed in the first quarter of 2010 followed by a short diamond drill program. This program intersected several narrow zone of copper mineralization. Further review of results will be necessary before planning further work. During the year ended December 31, 2010, the Company incurred costs of $288,496 on the property, all of which was written off to operations.

(ix) Yago – Mexico 100% owned

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims. During 2009 the Company acquired further claims and the Carretara property is now connected to the Yago claim block. Sampling at Carretara (also known as Gallo de Oro) produced encouraging results. Several groups have expressed interest in the property. During the year ended December 31, 2010, the Company incurred $58,326 in exploration costs, primarily on maintaining the property. Discussions have been underway with another mining group for a possible option of the property but no agreement has yet been reached.

(x) Bufa – Mexico 2% NSR

The Company acquired a 100% interest in the Guadalupe claim by staking. During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”). To earn a 60% interest, Lincoln had to incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years. In February 2010, the Company sold 100% interest in the property to Lincoln for 6,000,000 common shares of Lincoln to the Company (fair market value on receipt – $1,770,000). The Company retains a 2% NSR.

ALMADEN MINERALS LTD.	Page 15 of 39
Management’s Discussion & Analysis

(xi) Matehuapil and Santa Isabela – Mexico

100% owned; Golden Minerals Company options to earn 60%

During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property. In December 2007, the Company entered into an option agreement with Apex Silver Mines Limited (“Apex”) whereby Apex can acquire a 60% interest in the Matehuapil mineral concession by making payments of Mexican peso $3,312,000 by July 10, 2009, being 60% of the purchase payments (received), and spending US$2.6 million on exploration by December 1, 2013. Apex emerged from Chapter 11 of the Bankruptcy Code as Golden Minerals Company (“Golden Minerals”). The Company has no planned 2010 exploration program with all work being conducted by Golden Minerals. In 2010 Golden Minerals completed a preliminary diamond drilling program on the project. No significant assays were intersected. However the results are currently under review.

(xii) Realito – Mexico 100% owned

During 2009, a rock, soil and stream sediment sampling program was completed on this 100% owned project in Sonora State, Mexico. Further mapping and soil and rock-chip sampling provided mixed results. No decision has been made on a further work program.

(xiii) Tropico – Mexico

2% NSR in a 40% joint venture with Santoy Resources Ltd.

During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”). To earn a 60% interest, Skeena had to incur exploration expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years. During the year ended December 31, 2010, the joint venture sold its 100% interest in the property to Skeena. The Company received 2,560,000 common shares of Skeena (fair market value on receipt - $153,600). The joint venture retains a 2% NSR.

4. Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company’s Form 20-F filed on March 31, 2011.

Market volatility for marketable securities

The Company’s marketable securities consist of shares of exploration companies which are historically very volatile. There is no assurance that the Company will be able to recover the current fair market value of those shares. The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

ALMADEN MINERALS LTD.	Page 16 of 39
Management’s Discussion & Analysis

Gold and metal prices

The price of gold is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its planned exploration programs. However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.

The Company is also subject to various reclamation-related

conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs have caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

ALMADEN MINERALS LTD.	Page 17 of 39
Management’s Discussion & Analysis

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects. This dilutes the Company’s interest in properties. This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays. However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner. There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At March 24, 2011 there were 4,980,000 stock options and 1,205,499 warrants outstanding. Directors and officers hold 4,295,000 of the options and 685,000 are held by employees and consultants of the Company.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to the Company’s. Many of the companies with which it competes have operations and financial strength greater than the Company’s.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

5. Impairment of Long-lived Assets

The Company completed an impairment analysis as at December 31, 2010 which considered the indicators of impairment in accordance with IAS 36, “Impairment of Assets”.

Management concluded that no impairment charge was required because:

  there have been no significant changes in the legal factors or climate that affects the value of the properties;
  all property rights remain in good standing;
  the recent increase in various commodities including gold and copper;
  exploration results continue to be positive for its properties;
  the Company intends to continue its exploration and development plans on its various properties; and
  optionees and joint venture partners intend to continue their exploration and development plans on the properties.

ALMADEN MINERALS LTD.	Page 18 of 39
Management’s Discussion & Analysis

6. Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year ended	Year ended	Year ended
	December 31,	December 31, 2009	December 31, 2008
	2010	(Restated)
	Under IFRS	Under IFRS	Under Cdn GAAP
	$ $		$
Total revenues	233,875	2,440,619	1,890,475
Net loss for the year	(3,464,652)	(2,285,959)	(3,961,642)
Net loss per share – basic and diluted	(0.07)	(0.05)	(0.09)
Income on mineral property options	1,923,430	77,360	334,243
Write-down of interests in mineral
properties	725,951	890,811	1,440,665
Recovery in value of mineral properties	(84,323)	Nil	Nil
Share-based compensation	2,108,800	67,500	481,600
Working capital	29,187,035	14,529,582	13,177,348
Total assets	36,343,355	25,659,423	24,402,080
Total long-term financial liabilities	Nil	135,016	129,332
Cash dividends declared – per share	Nil	Nil	Nil

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

	Dec 10	Sep 10	Jun 10	Mar 10	Dec 09	Sep 09	Jun 09	Mar 09
Expressed In $					Quarter	Quarter	Quarter	Quarter
	Quarter	Quarter	Quarter	Quarter	(Restated) (Restated) (Restated) (Restated)
				Under IFRS
	$ $		$ $		$ $		$ $
Total revenue	73,284	18,412	76,745	65,434	138,892	594,049	914,589	793,089
Net (loss) gain	(1,189,874)	(1,268,202)	(1,333,463)	326,887	(877,125)	(557,192)	(591,241)	(260,401)
(Loss) gain per share – basic
and diluted	(0.02)	(0.03)	(0.03)	0.01	(0.02)	(0.01)	(0.01)	(0.01)
Income (loss) on mineral
property options	15,000	153,483	-	1,754,948	25,806	6,705	32,976	11,873
Write-down of interests in
mineral properties	14,146	113,692	539,285	58,828	102,204	91,334	558,133	139,140
Recovery in value of mineral
Properties	(84,323)	-	-	-	-	-	-	-
Share-based compensation	451,500	717,400	176,100	763,800	67,500	-	-	-
Working capital	29,187,035	20,963,765	14,662,485	15,132,186	14,529,582	12,796,918	12,480,933	12,747,944
Total assets	36,123,719	36,420,761	26,492,849	26,660,600	25,659,423	23,577,652	23,866,203	24,502,185
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

ALMADEN MINERALS LTD.	Page 19 of 39
Management’s Discussion & Analysis

6(c) Review of Operations and Financial Results

Results of Operations for the three months ended December 31, 2010 compared to the three months ended December 31, 2009

For the quarter ended December 31, 2010, the Company recorded a net loss of $1,189,874 or $0.02 per share (2009 – $877,125 or $0.02 per share). The increase in net loss was primarily due to the non-cash expense of share-based compensation recognized for stock options granted during the period. This expense is directly related to, and fluctuates based on, the number of options granted during any period.

Because the Company is an exploration company, it has no revenue from mining operations. During the quarter ended December 31, 2010, revenue consisted of interest and rental income. During the quarter ended December 31, 2009, revenue primarily consisted of interest earned on the successful outcome of the mineral tax appeal.

General and administrative expenses were $483,136 in the fourth quarter of 2010 (2009 - $431,478). The Company participated in the Casey Research Conference in San Diego and the New Orleans Investment Conference. The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.

General exploration expenses of $166,609 were incurred in the fourth quarter of 2010 (2009 - $91,707) as the Company focused on advancing its own properties. These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended December 31, 2010 include the share-based compensation recognized for stock options granted discussed above. Significant non-cash items in the quarter ended December 31, 2009 included write-down of interest in mineral properties which fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time. Also during the comparable quarter, the Company recorded a receivable resulting from the successful outcome of the mineral tax appeal.

Results of Operations for the year ended December 31, 2010 compared to the year ended December 31, 2009

For the year ended December 31, 2010, the Company recorded a net loss of $3,464,652 or $0.07 per share (2009 – $2,285,959 or $0.05 per share). The increase in net loss was primarily due to the Company not earning other income from drill programs undertaken on behalf of third parties while utilizing the drill to advance its own properties and the non-cash expense of share-based compensation recorded on the grant of stock options. The increase in net loss during the current year was offset by the sale of its 100% interest in the Bufa project to Lincoln Mining Corporation for 6,000,000 shares fair market value on receipt - $1,770,000, the sale of its 40% interest in the Tropico project to Skeena Resources Ltd. for 2,560,000 shares, fair market value on receipt - $153,600 and an income tax recovery of $305,766 from premiums on flow-through share issuances.

Because the Company is an exploration company, it has no revenue from mining operations. During the year ended December 31, 2010 and 2009, revenue consisted primarily of other income from contract exploration services provided to third parties although revenue was significantly lower during the current year due to the Company not earning other income from drill programs undertaken on behalf of third parties while utilizing the drill to advance its own properties.

General and administrative expenses were $1,493,611 in the year ended December 31, 2010, an increase from $1,291,253 in the year ended December 31, 2009. This increase is primarily due to increases in stock exchange fees and travel and promotion. Stock exchange fees increased due to the

ALMADEN MINERALS LTD.	Page 20 of 39
Management’s Discussion & Analysis

increase in the Company’s share price. The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference in Toronto, the Atlanta Investment Conference, the Khandaker Mining World Institutional Conference in New York, the Casey Research Crisis & Opportunity Summit in Las Vegas, the Agora Financial Symposium, the Casey Research Conference and the New Orleans Investment Conference. The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website and also retained Michael S. Fulp for website sponsorship.

General exploration expenses were $646,358 in the year ended December 31, 2010, comparable to $665,055 in the year ended December 31, 2009.

6(d) Liquidity and Capital Resources

At December 31, 2010, the Company had working capital of $29,187,035 including cash and cash equivalents of $16,087,832 and a short term investment of $2,000,000 compared to working capital of $14,529,582 including cash and cash equivalents of $13,142,671 at December 31, 2009. In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at December 31, 2010 was $2,268,986 or $1,994,218 above book value as presented in the financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. During the year ended December 31, 2010, the Company incurred a net loss for the year of $3.5 million (2009 - $2.3 million). The continuation of the Company as a going concern is dependent on its ability to obtain necessary financing, to complete its property under development, generate positive cash flows, and ultimately the achievement of profitable operations.

The Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for at least the next year. The Company has no long-term debt.

Cash used in operations during the quarter ended December 31, 2010 was $1,209,676 (2009 –$407,347), after adjusting for non-cash activities. Significant non-cash items in the current quarter include share-based compensation and loss on sale of marketable securities. Significant non-cash items in the comparable quarter include increases to both accounts receivable and accounts receivable.

Cash used for investing activities during the fourth quarter of 2010 was $1,170,492 (2009 – $159,755). Significant items include proceeds from the sale of marketable securities of $535,919 (2009 - $32,782) and net expenditures on mineral property interests of $1,602,686 (2009 - $189,221). Significant investments made in mineral property include the drill program on the Elk property in BC ($688,628) and the staking of additional claims and drilling on the Tuligtic property in Mexico ($756,205). Significant items include expenditures on mineral property interests of $189,221 after the recovery of $166,950 from Antofagasta relating to the Tuligtic project, further evaluation of the Elk gold property in B.C. ($141,356), a bathymetric survey on the ATW property in the NWT ($49,962) and a drill program on the Tuligtic property in Mexico. Investments in mineral property interests are net of any proceeds received from option agreements and costs recovered or written-off.

During the quarter ended December 31, 2010, the Company received $270,025 net of share issue costs on closing a private placement financing of 81,200 common flow-through shares at a price of $3.50 per share. The Company also received $377,100 on the exercise of 215,000 stock options and $316,873 on the exercise of 234,998 warrants during this quarter. The Company also recognized the income tax recovery discussed above. During the quarter ended December 31, 2009, $2,491,115 was received net of share issue costs on closing a private placement financing of 3,060,000 units at a price of $0.85 per unit. Each unit consists of one share and one-half warrant entitling the holder to purchase one additional common share at a price of $1.40 per share for two years from the closing. The Company also received $59,752 on the exercise of 154,000 stock options during this quarter.

ALMADEN MINERALS LTD.	Page 21 of 39
Management’s Discussion & Analysis

Cash used in operations in the year ended December 31, 2010 was $1,233,673 (2009 - $946,188) after adjusting for non-cash activities. Significant changes in the current period in non-cash items include income on mineral property options, share-based compensation and write-down of mineral properties. Significant changes in non-cash items in the comparable period include write-down of mineral properties.

Cash used for investing activities during the year ended December 31, 2010 was $6,993,557 (2009 -$930,293). Significant items in the current period include net expenditures on mineral property interests of $5,478,096 (2009 - $1,119,474 after the recovery of $1,109,180) and the purchase of a short-term investment of $2,000,000 (2009 - $0). Significant investments made in mineral property interests include camp construction and a drill program on the Elk gold property in BC ($2,514,617), the staking of additional claims and drilling on the Tuligtic property in Mexico ($1,546,027), a drill program on the ATW diamond property in the Northwest Territories ($215,802) and drill programs undertaken on the San Carlos property ($254,181) and Viky property ($288,496) in Mexico. Investments made in mineral property interests in the comparable period include further evaluation on the ATW diamond property ($399,103), a drill program on the Tuligtic property ($855,200), a geological mapping and sampling program on the Caldera property ($154,765) and further evaluation of the Elk gold property ($322,384).

During the year ended December 31, 2010, the Company received $11,172,391 net of share issue costs on closing several private placement financings and the exercise of options and warrants and the income tax recovery discussed above. One private placement consisted of 3,000,000 common shares at a price of $2.50 per share and its over-allotment of 450,000 common shares also at a price of $2.50 per share, one consisted of 1,003,821 common flow-through shares at a price of $1.20 per share with 49,997 broker's warrants entitling the brokers to purchase 49,997 common non-flow-through shares until June 29, 2011 issued to brokers in consideration of their services, and one consisted of 350,000 units at a price of $1.00 per unit. Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011. 4,375 non-flow-through common shares and 2,625 flow-through common shares were issued to finders in respect of this placement. And one consisted of 81,200 common flow-through shares at a price of $3.50 per share. 895,000 stock options and 740,658 warrants were also exercised during the year. During the year ended December 31, 2009, the Company received $2,700,202 net of share issue costs from closing two private placement financings. One consisted of 226,316 units at a price of $0.95 per unit. Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010. 7,000 non-flow-through common shares were issued to a finder in respect of this placement. The second consisted of 3,060,000 units at a price of $0.85 per share. Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011. 236,000 finder’s warrant entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 was issued to a finder in respect of this placement. 154,000 stock options were also exercised during the year.

Management estimates that the current cash position and future cash flows from warrants and options and potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans through 2011.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

ALMADEN MINERALS LTD.	Page 22 of 39
Management’s Discussion & Analysis

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares	Share Capital Amount
	Issued & Outstanding
December 31, 2009	48,973,145	$50,877,609
December 31, 2010	55,500,822	$62,853,930
March 24, 2011	55,876,822	$63,963,017

Share issuances during fiscal 2010:

The Company issued 81,200 common flow-through shares on October 13, 2010 on a private placement basis at a price of $3.50 per share.

The Company issued 3,000,000 common shares on September 22, 2010 on a private placement basis at a price of $2.50 per share. Cash commissions, a corporate finance fee and related expenses totalled $650,500.

On September 28, 2010, the Company issued a further 450,000 common shares at a price of $2.50 per share on the closing of the over-allotment option portion of the September 22, 2010 private placement. Cash commissions totalling $82,045 were paid.

The Company issued 1,003,821 common flow-through shares on June 29, 2010 on a private placement basis at a price of $1.20 per share, after incurring issue costs of $116,712. 49,997 broker’s warrants entitling the brokers to purchase 49,997 shares at $1.20 per shares until June 29, 2011 were issued to brokers in respect of this placement. The fair value of the broker’s warrants of $7,500 was allocated to share capital and contributed surplus.

The Company issued 350,000 units on March 16, 2010 on a private placement basis at a price of $1.00 per unit, after incurring issue costs of $32,078. Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011. 4,375 non-flow-through common shares and 2,625 flow-through shares were issued to finders in respect of this placement. The fair value of the warrants issued as part of the private placement of $28,000 was allocated to share capital and contributed surplus.

The following table summarizes information about warrants outstanding at March 24, 2011:

	Exercise	Dec 31			Expired/	Mar 24
Expiry date	price	2009	Granted	Exercised	cancelled	2011
March 20, 2010	$ 3.00	25,000	-	-	(25,000)	-
September 30, 2010	$ 1.15	113,158	-	(113,158)	-	-
December 17, 2011	$ 0.85	236,000	-	(236,000)	-	-
December 17, 2011	$ 1.40	1,648,000	-	(467,500)	-	1,180,500
March 16, 2011	$ 1.25	-	175,000	(175,000)	-	-
June 29, 2011	$ 1.20	-	49,997	(24,998)	-	24,999
		2,022,158	224,997	(976,658)	(25,000)	1,205,499

Weighted average
exercise price		$ 1.34	$ 1.04	$ 1.23	$ 3.00	$ 1.37

ALMADEN MINERALS LTD.	Page 23 of 39
Management’s Discussion & Analysis

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan. This plan and its terms are detailed in Note 8(d) to the consolidated financial statements.

During the year ended December 31, 2010 the Company received $919,500 on the exercise of 895,000 stock options and $983,380 on the exercise of 740,658 warrants.

During the year ended December 31, 2010, the Company granted 100,000 stock options at an exercise price of $2.73 per share expiring November 22, 2011, 25,000 stock options at an exercise price of $4.30 per share expiring December 13, 2012, 1,140,000 stock options at an exercise price of $1.14 expiring January 4, 2015, 75,000 stock options at an exercise price of $0.94 expiring April 7, 2015, 240,000 stock options at an exercise price of $1.00 expiring June 21, 2015, 210,000 stock options at an exercise price of $0.92 expiring July 16, 2015, 380,000 stock options at an exercise price of $2.22 expiring August 27, 2015, 100,000 stock options at an exercise price of $2.67 expiring September 20, 2015 and 175,000 stock options at a price of $2.76 expiring November 22, 2015.

The following table summarizes information about stock options outstanding at March 24, 2011:

	Exercise	Dec 31			Expired/	Mar 24
Expiry date	price	2009	Granted	Exercised	cancelled	2011
June 17, 2010	$ 1.79	240,000	-	-	(240,000)	-
September 15, 2010	$ 1.07	140,000	-	(140,000)	-	-
July 6, 2011	$ 2.50	1,795,000	-	(100,000)	-	1,695,000
November 22, 2011	$ 2.73	-	100,000	-	-	100,000
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 13, 2012	$ 2.52	50,000	-	-	-	50,000
December 13, 2012	$ 4.30	-	25,000	-	-	25,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	655,000	-	(530,000)	-	125,000
November 25, 2014	$ 0.81	150,000	-	-	-	150,000
January 4, 2015	$ 1.14	-	1,140,000	(50,000)	-	1,090,000
April 7, 2015	$ 0.94	-	75,000	(40,000)	-	35,000
June 21, 2015	$ 1.00	-	240,000	-	-	240,000
July 16, 2015	$ 0.92	-	210,000	(10,000)	-	200,000
August 27, 2015	$ 2.22	-	380,000	-	-	380,000
September 20, 2015	$ 2.67	-	100,000	-	-	100,000
November 22, 2015	$ 2.73	-	175,000	-	-	175,000
Options outstanding
and exercisable		3,670,000	2,445,000	(895,000)	(240,000)	4,980,000
Weighted average
exercise price		$ 1.98	$ 1.55	$ 1.03	$ 1.79	$ 1.95

As of date of this MD&A, there were 55,876,822 common shares issued and outstanding and 62,025,321 common shares outstanding on a diluted basis.

The deficit totaled $34,170,307 as at December 31, 2010 (December 31, 2009 - $30,705,655). The increase is the result of the net loss of $3,464,652 for the year ended December 31, 2010.

6(f) Environmental provisions

The Company’s asset retirement obligation consists of reclamation costs for the Siwash gold deposit on the Elk property in British Columbia and is estimated to be settled in 3 years at the earliest. The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.

ALMADEN MINERALS LTD.	Page 24 of 39
Management’s Discussion & Analysis

6(g) Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred is uncertain.

6(h) Off-Balance Sheet Arrangements

None.

6(i) Contractual Commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. In 2007, the Company entered into contracts with its Chairman and CEO for remuneration of $206,250 annually (amended) for two years, renewable for two additional successive terms of 24 months. In 2007, the Company also entered into an agreement with its CFO and a company controlled by him for remuneration of $60,000 annually for a term of one year, renewable for additional successive terms of 12 months. Although the Company does have government requirements in work and/or taxes to maintain claims held, the decision to keep or abandon such claims is not contractual but at its discretion. All other property option payments on its projects have been assumed by third parties who are earning their interests in the projects. The following table lists the total contractual commitments as at December 31, 2010 for each period.

	2011	2012	2013	2014	Total

Office lease	$67,000	$67,000	$67,000	$75,000	$276,000
Executive contracts	$412,500	$412,500	-	-	$825,000
Financial services agreement	$60,000	$60,000	$60,000	$60,000	$240,000

6(j) Proposed Transactions

The Company announced on February 16, 2011 that it entered into an Asset Sale Agreement under which Beanstalk Capital Inc. (“Beanstalk”; TSX-V:BEG.P) will acquire 100% of the Elk gold deposit. Almaden will retain a 2% NSR in the Elk project.

Under the terms of the Agreement, Almaden will receive 37 million common shares of Beanstalk. Closing of the transaction is expected in the second quarter 2011 and remains subject to applicable regulatory approvals, including approval of the TSX. As part of the transaction, Beanstalk will complete a private placement to close concurrently with the transaction of up to 10,000,000 units (each a “Unit”) at a purchase price of $0.50 per Unit (each Unit consisting of one common share and one whole warrant (“Warrant”) exercisable at $0.75 for three years from the Closing) and up to 3,850,000 common shares in the capital of Beanstalk issued on a flow-through basis (each a “Flow-Through Share”) pursuant to the Income Tax Act (Canada) at a purchase price of $0.65 per Flow-Through Share for aggregate gross proceeds of up to $7,502,500, or in such other amounts and on such other terms as may be determined by Beanstalk.

ALMADEN MINERALS LTD.	Page 25 of 39
Management’s Discussion & Analysis

6(k) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	For the year ended December 31, 2010
	Short-term	Post-	Other	Termination	Share-	Total
	employee	employment	long-	benefits	based	$
	benefits	benefits	term		payments
	$ benefits				$
Hawk Mountain
Resources Ltd.(a)	208,100	n/a	n/a	(c)	396,000(e)	604,100
Morgan Poliquin
Chief Executive Officer	165,000	n/a	n/a	(c)	442,500(f)	566,250
Pacific Opportunity
Capital Ltd.(b)	60,000	n/a	n/a	(d)	50,250(g)	110,250
Mark Blythe
Vice-President-Mining	55,875	n/a	n/a	n/a	46,500(h)	102,375

For the year ended December 31, 2009

	Short-term	Post-	Other	Termination	Share-	Total
	employee	employment	long-	benefits	based	$
	benefits	benefits	term		payments $
	$ benefits
Hawk Mountain
Resources Ltd.(a)	189,200	n/a	n/a	(c)	Nil	189,200
Morgan Poliquin
Chief Executive Officer	173,000	n/a	n/a	(c)	67,500(i)	240,500
Pacific Opportunity
Capital Ltd.(b)	60,000	n/a	n/a	(d)	Nil	60,000
Mark Blythe
Vice-President-Mining	52,875	n/a	n/a	n/a	Nil	52,875

(a)	Hawk Mountain Resources Ltd., a private company controlled by the Chairman of the Company. The spouse and daughter of the Chairman were also directly paid $10,000 each during 2010 (2009 - $4,000) for marketing and administrative services including website maintenance and updates, market materials coordination, and general administration.
(b)	Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown, the Chief Financial Officer of the Company.
(c)	If terminated without cause, payment of an amount equal to 2 times the then current base compensation; by death, payment of an amount equal to 6 months of the then current base fee; and following a change of control, payment of an amount equal to 3 times the then current base compensation.
(d)	If terminated by death or disability, payment of an amount equal to 3 months of the then current base fee.
(e)	Comprised of options granted pursuant to the Company’s stock option plan. The value of 220,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67), the value of 240,000 option-based awards at the June 21, 2010 grant date is based on the fair value of the awards ($0.54) and the value of 100,000 option-based awards at the August 27, 2010 grant date is based on the fair value of the awards ($1.19), all calculated using the Black-Scholes option pricing model. All options vested upon grant.
(f)	Comprised of options granted pursuant to the Company’s stock option plan. The value of 350,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67), the value of 100,000 option-based awards at the July 16, 2010 grant date is based on the fair value of the awards ($0.52) and the value of 100,000 option-based awards at the September 20, 2010 grant date is based on the fair value of the awards ($1.56), all calculated using the Black-Scholes option pricing model. All options vested upon grant.
(g)	Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option- based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67) calculated using the Black-Scholes option pricing model. All options vested upon grant.
(h)	Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option- based awards at the April 7, 2010 grant date is based on the fair value of the awards ($0.62) calculated using the Black-Scholes option pricing model. All options vested upon grant.
(i)	Comprised of options granted pursuant to the Company’s stock option plan. The value of 150,000 option-based awards at the November 25, 2009 grant date is based on the fair value of the awards ($0.45) calculated using the Black-Scholes option pricing model. All options vested upon grant.

ALMADEN MINERALS LTD.	Page 26 of 39
Management’s Discussion & Analysis

During the year ended December 31, 2010, $33,000 (2009 - $33,000) was paid in Directors fees.

Related party assets / liabilities	Services for	As at December 31,	As at December 31,
		2010	2009
Amounts due to:			$ Nil
Nil

Amounts due from:
Tarsis Resources Ltd.	Rent and office expenses	$ 433	$ 13,179

Other Related party Transactions

i)	Tarsis Resources Ltd. (“Tarsis”)

Tarsis has a Director, Gerald Carlson, and two officers, Marc G. Blythe and Mark T. Brown, in common with Almaden, and Almaden owns 17% of Tarsis’s common shares (see Note 7).

During the year ended December 31, 2010, the Company charged Tarsis $54,515 (2009 -$55,189) for office rent and various expenses. These amounts were valued at the exchange amount agreed to by the parties. At December 31, 2010, Tarsis owed the Company $433 (2009 -$13,179).

ii) Windstorm Resources Ltd. (“Windstorm”)

Windstorm’s President and Director, Gerald Carlson, is also a Director of Almaden. Almaden also owns common shares in Windstorm.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property by issuing one million common shares to Almaden and completing $5 million in exploration work, both over a six year period, with $150,000 to be spent during the first year of the agreement.

iii) Fairmont Resources Inc. (“Fairmont”)

One of Fairmont’s Directors, Gerald Carlson, is also a Director of Almaden.

On July 30, 2009, Fairmont entered into an option agreement to acquire an initial 51% interest in Almaden’s Nicoamen River Claims located in the Kamloops Mining Division, British Columbia. In order to earn its interest Fairmont agreed to pay $25,000 and incur $300,000 in exploration. Fairmont may acquire an additional 9% interest by issuing a total of 300,000 common shares to Almaden and spending a further $1,7 million on the property, both within a five year period beginning on April 14, 2010.

ALMADEN MINERALS LTD.	Page 27 of 39
Management’s Discussion & Analysis

iv) ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property. The Company has two Directors, Duane Poliquin and James McInnis, in common with ATW.

6(l) Financial Instruments

The fair values of the Company’s accounts receivable, and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)	Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $140,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $220,000.

(b)	Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions. These investments mature at various dates over the twelve months following the balance sheet date. The Company does not have any asset-backed commercial paper in its short-term investments. The Company’s HST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

(d)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $150,000.

(e)	Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company has not hedged any of its potential future gold sales. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

ALMADEN MINERALS LTD.	Page 28 of 39
Management’s Discussion & Analysis

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $22,000.

(e) Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$ 16,087,832	$ -	$ -	16,087,832
Marketable securities	1,851,883	-	-	1,851,883
Short-term investment	2,000,000	-	-	2,000,000
	$ 19,939,715	$ -	$ -	19,939,715

The Company does not invest in derivatives to mitigate these risks.

6(m) Management of capital

The Company manages its common shares, stock options and warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets. In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

ALMADEN MINERALS LTD.	Page 29 of 39
Management’s Discussion & Analysis

7. Subsequent Events
a)	Sale of the Elk Property
An agreement was signed in February 2011 to sell the Elk Gold Property near Merritt, British Columbia, Canada, to an unrelated third party, Beanstalk Capital Ltd., which is a publically listed Capital Pool Company under the rules of the TSX Venture Exchange, for 37 million common shares at an estimated value of $0.46 per share. The Company retains a 2% NSR royalty.
b)	Private Placement
In February, 2011, the Company completed a private placement of 100,000 flow-through common shares at $4.00 per share for gross proceeds of $400,000.

8. Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The assessment that the Company has significant influence over the investment (Note 7) which results in the use of the equity accounting method for accounting for this investment. In making their judgement, management considered the composition of the Board of Directors of its equity investment in Tarsis Resources Ltd. (“Tarsis”), the common directors and management between Tarsis and the Company and the intercompany transactions and relationship with Tarsis and concluded that significant influence exists.
o	The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

ALMADEN MINERALS LTD.	Page 30 of 39
Management’s Discussion & Analysis

Estimates
o	the recoverability of amounts receivable and prepayments which are included in the consolidated statement of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statement of financial position;
o	the carrying value of the investment, and the estimated annual gains or losses recorded on the investment from income and dilution, and the recoverability of the carrying value which are included in the consolidated statement of financial position;
o	the estimated useful lives of property, plant and equipment which are included in the consolidated statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;
o	the estimated value of the exploration and development costs which is recorded in the statement of financial position;
o	the inputs used in accounting for share purchase option expense in the consolidated statement of comprehensive loss;
o	the provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2010;
o	the inputs used in determining the net present value of the liability for asset retirement obligation included in the consolidated statement of financial position; and
o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position;
o	the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable.

9. Changes in accounting policies including initial adoption

Conversion to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1). The first date at which IFRS was applied was January 1, 2009 (“Transition Date”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period. Accordingly, the opening IFRS statement of financial position, 2009 comparatives and current year financial statements have been prepared using the same policies. The previously presented 2009 Canadian GAAP financial information has been reconciled to the IFRS information as part of this transition note in accordance with the requirements of IFRS 1. Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 election or exception. These are discussed below.

ALMADEN MINERALS LTD.	Page 31 of 39
Management’s Discussion & Analysis

Elections upon first-time adoption of IFRS

The IFRS 1 exemptions applied by the Company in the conversion from Canadian GAAP to IFRS are as follows:

(i) Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 (2008) Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has elected to apply IFRS 3 (2008) to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated. As a result of this election, no adjustments were required to the Company’s statement of financial position as at the Transition Date.

(ii) Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

Mandatory Exceptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from Canadian GAAP to IFRS is as follows:

(iii) Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income for prior periods presented under Canadian GAAP to IFRSs as of the same date. In addition, an explanation is required for any material adjustments to cash flows to the extent that they exist. The analysis which follows represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted:

ALMADEN MINERALS LTD.	Page 32 of 39
Management’s Discussion & Analysis

Reconciliation of Statements of Financial Positions

	As at January 1, 2009			As at December 31, 2009
		Effect of			Effect of
		Transition to			Transition to
note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

ASSETS
Non-current assets
Property, plant and equipment	$ 1,013,580	$ -	$ 1,013,580	$ 875,101	$ -	$ 875,101
Investment	1,549,036	-	1,549,036	1,261,651	-	1,261,651
Reclamation deposit	81,500	-	81,500	84,000	-	84,000
Mineral property deposit	138,929	-	138,929	138,929	-	138,929
Mineral properties	8,235,749	-	8,235,749	8,416,597	-	8,416,597
	11,018,794	-	11,018,794	10,776,278	-	10,776,278

Current assets
Inventory	274,768	-	274,768	274,768	-	274,768
Marketable securities	340,893	-	340,893	763,479	-	763,479
Accounts receivable and prepaid expenses	448,675	-	448,675	702,227	-	702,227
Cash and cash equivalents	12,318,950	-	12,318,950	13,142,671	-	13,142,671
	13,383,286	-	13,383,286	14,883,145	-	14,883,145

TOTAL ASSETS	$ 24,402,080	$ -	$ 24,402,080	$ 25,659,423	$ -	$ 25,659,423

ALMADEN MINERALS LTD.	Page 33 of 39
Management’s Discussion & Analysis

Reconciliation of Statements of Financial Position

		As at January 1, 2009			As at December 31, 2009
			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

EQUITY
Share capital		$49,159,392	$ -	$49,159,392	$50,877,609	$ -	$50,877,609
Reserves
Equity settled employee
Benefits	19(iv)	-	4,509,023	4,509,023	-	4,576,523	4,576,523
Warrants	19(iv)	-	176,741	176,741	-	1,158,726	1,158,726
Available-for-sale financial Assets	19(iv)	-	(1,358,650)	(1,358,650)	-	(736,359)	(736,359)
Contributed surplus	19(iv)	4,685,764	(4,685,764)	-	5,735,249	(5,735,249)	-
Accumulated other
comprehensive income	19(iv)	(1,358,650)	1,358,650	-	(736,359)	736,359	-
Deficit		(28,419,696)	-	(28,419,696)	(30,705,655)	-	(30,705,655)
		24,066,810	-	24,066,810	25,170,844	-	25,170,844

LIABILITIES
Non-current liabilities
Asset retirement obligation		129,332	-	129,332	135,016	-	135,016

Current liabilities
Accounts payable and
accrued liabilities		205,938	-	205,938	353,563	-	353,563
		335,270	-	335,270	488,579	-	488,579

TOTAL EQUITY AND LIABILITIES		$24,402,080	$ -	$24,402,080	$25,659,423	$ -	$25,659,423

ALMADEN MINERALS LTD.	Page 34 of 39
Management’s Discussion & Analysis

Reconciliation of Statement of Comprehensive Loss
		Year ended December 31, 2009
			Effect of
			Transition to
	note	GAAP	IFRS	IFRS
Revenue
Interest income		$ 169,458	$ -	$ 169,458
Drilling services		2,112,832	-	2,112,832
Other income		158,329	-	158,329
		2,440,619	-	2,440,619

Expenses
Drilling services expenses		1,218,518	-	1,218,518
Write-down of interests in mineral properties		890,811	-	890,811
General and administrative expenses (Schedule 1)		1,291,253	-	1,291,253
General exploration expenses		665,055	-	665,055
Stock option compensation		67,500	-	67,500
		4,133,137	-	4,133,137
		(1,692,518)	-	(1,692,518)
Loss on equity investment		(90,908)	-	(90,908)
Loss on dilution		(196,476)	-	(196,476)
Write-down of marketable securities		(80,600)	-	(80,600)
Income on mineral property options		77,360	-	77,360
Loss on sale of marketable securities		(26,790)	-	(26,790)
Foreign exchange loss		(415,755)	-	(415,755)

Loss before income taxes		(2,425,687)	-	(2,425,687)
Income tax recovery	19(v)	232,728	(93,000)	139,728

Net loss		$ (2,192,959)	$ -	$(2,285,959)

Other comprehensive income
Unrealized gains and losses on available-for-sale
financial assets arising during the year		596,051	-	596,051
Reclassification adjustment for gains
and losses included in net loss		26,240	-	26,240

Other comprehensive income		622,291	-	622,291

Total comprehensive loss		$ (1,570,668)	$ -	$(1,663,668)

ALMADEN MINERALS LTD.	Page 35 of 39
Management’s Discussion & Analysis

Reconciliation of Cash Flows
		Year ended December 31, 2009
			Effect of
			Transition to
	note	GAAP	IFRS	IFRS
Operating activities
Net loss	19(v)	$ (2,192,959)	$ (93,000)	$ (2,285,959)
Items not affecting cash
Future income tax recovery	19(v)	(93,000)	93,000	-
Loss on equity investment		90,908	-	90,908
Loss on dilution		196,476	-	196,476
Depreciation		169,973	-	169,973
Loss on sale of marketable securities		26,790	-	26,790
Write-down of marketable securities		80,600	-	80,600
Income on mineral property options		(77,360)	-	(77,360)
Write-down of interests in mineral properties		890,811	-	890,811
Stock-option compensation		67,500	-	67,500
Change in non-cash working capital components
Accounts receivable and prepaid expenses		(253,552)	-	(253,552)
Accounts payable and accrued liabilities		147,625	-	147,625
		(946,188)	-	(946,188)

Financing activities
Issuance of shares, net of share issue costs		2,700,202	-	2,700,202

Investing activities
Reclamation deposit		(2,500)	-	(2,500)
Marketable securities
Net proceeds		103,217	-	103,217
Property, plant and equipment
Purchases		(31,494)	-	(31,494)
Mineral properties
Costs		(1,119,474)	-	(1,119,474)
Proceeds		119,958	-	119,958
		(930,293)	-	(930,293)

Net cash inflow		$ 823,721	$ -	$ 823,721
Cash and equivalents, beginning of year		12,318,950	-	12,318,950
Cash and equivalents,
Cash and equivalents, end of year		$13,142,671	$ -	$13,142,671

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Management’s Discussion & Analysis

(iv) Reclassification within Equity section

Under Canadian GAAP, a balance within contributed surplus existed to record the issuance of warrants and equity-settled employee benefits. Upon adoption of IFRS, the balances in these accounts have been reclassified to “Reserves – Equity-settled employee benefits” and “Reserves – Warrants”.

In addition, the Company reclassified the balance of the “Accumulated other comprehensive income” account that existed under Canadian GAAP into “Reserves – Available-for-sale financial assets” as certain account terminologies are different under IFRS.

(v) Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP the Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a future income tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP the Company recorded any deferred tax recovery eligible to be recognized to offset the deferred tax charge to equity as a tax recovery in the statement of operations. During fiscal 2009, the Company renounced qualifying expenditures and as a result recorded a charge to equity and corresponding income tax recovery in income in the amount of $93,000.

IFRS does not contain explicit guidance pertaining to this tax incentive. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is credited to other liabilities and recognized in income at the time the qualifying expenditures are made (there was no premium on the flow-through shares issued in 2009). The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense in the period of renunciation.

Consequently, the Company reversed the $93,000 charge to equity under Canadian GAAP and reclassified this balance to “income tax recovery” in the statement of Comprehensive Loss for the year ended December 31, 2009. There is no impact of this accounting change to the Statement of Financial Position or to the balance of the Deficit or related reserves as at the Transition Date and December 31, 2009.

10. Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2010 reporting period. The following standards are assessed not to have any impact on the Company’s financial statements:

  Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters, effective for accounting periods commencing on or after July 1, 2010.
  IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011;

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Management’s Discussion & Analysis

  IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013;
  Amendments to IAS 32, Financial Instruments: Presentation – Classification of Right Issues; effective for accounting periods commencing on or after February 1, 2010;
  Amendments to IFRIC 14 – Prepayments of a Minimum Funding Requirement, effective for accounting periods commencing on or after January 1, 2011;
  IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments: effective for accounting periods commencing on or after July 1, 2010;
  Amendments to IFRS 7 Financial Instruments: Disclosure from May 2010 Annual Improvements to IFRSs – effective for annual periods beginning on or after January 1, 2011;
  Amendments to IFRS 7 Financial Instruments: Disclosure for amendments enhancing disclosures about transfers of financial assets – effective for annual periods beginning on or after July 1, 2011;
  Amendments to IAS 12 Income Taxes: Limited scope amendment (recovery of underlying assets) – effective for annual periods beginning on or after January 1, 2012.

11. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2010, as required by Canadian securities law. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2010, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

12. Internal Controls over financial reporting

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. As of December 31, 2010, the Company’s internal control over financial reporting was effective.

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Management’s Discussion & Analysis

13. Information on the Board of Directors and Management

Directors:

Duane Poliquin, P.Eng Morgan Poliquin, P.Eng, Ph.D Jack McCleary, P.Geol Gerald Carlson, Ph.D, P.Eng James E. McInnes, LLB

Joseph Montgomery, Ph.D, P.Eng Donald M. Lorimer Barry Smee, Ph.D, P.Geo

Audit Committee members:
Gerald Carlson, Ph.D, P.Eng
James E. McInnes, LLB
Joseph Montgomery, Ph.D, P.Eng
Donald M. Lorimer

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Nominating & Corporate Governance Committee members:

Jack McCleary, P.Geol Gerald Carlson, Ph.D, P.Eng Joseph Montgomery, Ph.D, P.Eng

Management:

Duane Poliquin, P.Eng – Chairman

Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President Mark T. Brown, C.A. – Chief Financial Officer Dione Bitzer, CMA – Controller

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Management’s Discussion & Analysis